191 Peachtree Street Suite 3300 Atlanta, GA 30303

May 5, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Post Effective Amendment No. 7 to the Registration Statement on Form N-1A filed February 26, 2010 for the Presidio Global Multi-Strategy Fund (the “Presidio Fund”); Post Effective Amendment No. 8 to the Registration Statement on Form N-1A filed March 4, 2010 for the GlobalAfrica Equity Fund, GlobalAfrica Infrastructure Fund, GlobalAfrica Natural Resources Fund and GlobalAfrica Income Fund (the “GlobalAfrica Funds”); and Post Effective Amendment No. 9 to the Registration Statement on Form N-1A filed March 8, 2010 for the WynnCorr Value Fund (the “WynnCorr Fund”). The Presidio Fund, the GlobalAfrica Funds and the WynnCorr Fund are each a series of the Starboard Investment Trust (File Nos. 333-159484 and 811-22298) (“Amendments”)

Ladies and Gentlemen:

On behalf of our client, Starboard Investment Trust (the “Trust”), below please find the Trust’s responses to the oral comments of Mr. Kevin Rupert, Examiner, Division of Investment Management, regarding the Amendments provided in a telephone conversation on March 24, 2010.  Per Mr. Rupert’s request, his comments and the Trust’s responses to the comments are provided below.   We have also enclosed as part of this correspondence revised, redlined copies of the revised registration statement for each Fund, which incorporate the Trust’s responses to Mr. Rupert’s comments.

I.           Comments for All Funds

1.           Comment: You requested that the Trust state whether all exhibits to the registration statements have been filed.

Response:  The Trust has filed or has enclosed all exhibits applicable to the Trust and its Funds.  The enclosed exhibits will be filed with the Trust’s next post-effective amendment to the Trust’s registration statement.

2.           Comment: You requested that the Fund Administration and Accounting Agreement be revised so that the Administrator does not receive or pay the advisory fee due to the investment advisor of each Fund.

Response: The enclosed Fund Administration and Accounting Agreements for each Fund have been revised so that the Administrator does not receive or pay the advisory fee due to the investment advisor of each Fund.

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3.           Comment:  In the section of each Fund’s prospectus entitled “Principal Risks of Investing in the Fund(s)” and in the “Investment Limitations – Fundamental Restrictions” section of each SAI, state that concentration is less than 25% rather than no more than 25%.

Response:  The Funds have made the changes requested.

4.           Comment:  State whether each Fund has any current shareholders.  If any do, provide audit materials for each such Fund.  If any do not, in each such Fund’s SAI, remove reference to the Fund having any shareholders.

Response:  The Funds do not have any current shareholders, and the references to any shareholders have been removed from the SAIs.

II.           Comments for the GlobalAfrica Funds

5.           Comment: You requested that, in the section “The Funds – Principal Investment Strategies” in the Prospectus, the Funds change the word “will” to “must” in the last sentence of the section describing the GlobalAfrica Natural Resources Fund.

Response:  The Funds have made the change requested.

6.           Comment:  You requested that, in the SAI, the Funds add a statement that warrants will not comprise more than 5% of the 80% of Fund assets invested in African Issuers.

Response:  The Funds have added (in red below) the following language to the section “Other Investment Policies – Equity Securities” in the SAI:

“Equity Securities.  The equity portion of a Fund’s portfolio may be comprised of common stocks traded on domestic securities exchanges or on the over-the-counter market.  In addition to common stocks, the equity portion of a Fund’s portfolio may also include preferred stocks, convertible preferred stocks, and convertible bonds.  The Funds may also invest in equity related securities such as warrants.  Warrants will comprise no more than 5% of the 80% of Fund assets invested in securities of African Issuers (as defined in the Prospectus).  Prices of equity securities in which the Funds invest  may fluctuate in response to many factors, including, but not limited to, the activities of the individual companies whose securities the Fund owns, general market and economic conditions, interest rates, and specific industry changes.  Such price fluctuations subject the Funds to potential losses.  In addition, regardless of any one company’s particular prospects, a declining stock market may produce a decline in prices for all equity securities, which could also result in losses for the Funds.  Market declines may continue for an indefinite period of time, and investors should understand that during temporary or extended bear markets, the value of equity securities will decline.”

7.           Comment: You requested that, in the section “Investment Limitations – Fundamental Restrictions – (9)” in the SAI, the Funds modify the language regarding concentration to state that the GANR and GAIN Funds will be concentrated and provide a description of the types of companies that are included in the

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respective industries.  In addition, you requested that, in the section “Principal Risks of Investing in the Funds” in the Prospectus, the Funds modify the language regarding concentration to add any applicable risk factors for the natural resources and infrastructure industries.

Response:  The Funds have modified fundamental restriction (9) in the section “Investment Limitations – Fundamental Restrictions” to read as follows:

“(9)           Each of the GAEQ Fund and GAIN Fund will not concentrate their investments. Each of the GAEQ Fund’s and GAIN Fund’s concentration policy limits the aggregate value of holdings of a single industry or group of industries (except U.S. Government and cash items) to less than 25% of such Fund’s total assets.  The GANR Fund and the GAIF Fund will be concentrated in a single industry or group of industries, which means that the aggregate value of holdings of a single industry or group of industries by such Fund will be 25% or greater of such Fund’s total assets.

The GANR Fund will normally invest at least 80% of its assets in securities of natural resource companies. Natural resources companies include, but are not limited to, those in the following industries: integrated oil, crude oil production, natural gas production, pipelines, drillers, coal, forest products, paper packing, foods, tobacco, fertilizers, aluminum, copper, iron and steel, all other basic metals, gold, silver, platinum, natural resource finance, plantations, mineral sands, diversified resources, energy services, diversified exploration and production, chemicals, diversified metals and mining, oil and gas storage and transportation, oil and gas refining and marketing, and paper products. A company will be deemed to be in a particular industry if the majority of its revenues is derived from or the majority of its assets is dedicated to natural resources.

The GAIF Fund will normally invest at least 80% of its assets in securities of infrastructure companies.  Infrastructure companies include, but are not limited to, those in the following industries: telecommunications, power/electric generation & distribution, construction, transportation (including roads and highways), water & waste disposal, housing/real estate development, media, cement manufacturing, cable, refineries, gas distribution and pipelines, civil engineering (building), air travel & cargo, airports, harbors and ports and logistics. A company will be deemed to be in a particular industry if the majority of its revenues is derived from or the majority of its assets is dedicated to infrastructure.”

     The Funds have also added the following risk factors to the section “Principal Risks of Investing in the Funds” in the Prospectus:

“Sector Risk.  Sector risk is the possibility that securities within the same group of industries will decline in price due to sector-specific market or economic developments.  If a Fund invests more heavily in a particular sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector.  As a result, a Fund’s share price may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of industries.  Additionally, some sectors could be subject to greater government regulation than other sectors.  Therefore, changes in regulatory policies for those sectors may have a material effect on the value of securities issued by companies in those sectors.

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The GANR Fund and the GAIF Fund will be concentrated in the natural resources and infrastructure industries, respectively; therefore, they will be subject to sector concentration risk.  As a result, each of the GANR Fund and the GAIF Fund will be subject to greater risk of loss from adverse economic, business or other developments affecting the natural resources and infrastructure industries, respectively, than if its investments were diversified across different sectors.

The sectors in which the GAEQ Fund and GAIN Fund may invest in more heavily will vary; however, each of the GAEQ Fund and GAIN Fund will invest less than 25% of its assets in any one industry or group of industries.”

“Natural Resources Sector Risk.  Investments in the natural resources sector may be affected by numerous factors, including events occurring in nature, inflationary pressures and domestic and international politics. For example, events occurring in nature (such as earthquakes or fires in prime natural resource areas) and political events (such as coups or military confrontations) can affect the overall supply of a natural resource and the value of companies involved in such natural resource. Political risks and other risks to which foreign securities are subject also may affect domestic companies in which the fund invests if they have significant operations or investments in foreign countries. In addition, interest rates, prices of raw materials and other commodities, international economic developments, energy conservation, tax and other government regulations (both domestic and foreign) may affect the supply of and demand for natural resources, which can affect the profitability and value of securities issued by companies in the natural resources sectors.  The GANR Fund has greater exposure to the potential adverse economic, regulatory, political and other changes affecting natural resources companies because of its investments in such entities.”

“Infrastructure Sector Risk.  Companies engaged in the building of infrastructure are affected by the risk that economic conditions will not warrant spending on new infrastructure projects. In addition, infrastructure companies are subject to a variety of factors that may adversely affect their business or operations including, high interest costs in connection with capital construction programs, costs associated with environmental and other regulations, the effects of economic slowdown and surplus capacity, increased competition from other providers of services, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors. Additionally, infrastructure companies may be subject to regulation by various governmental authorities and may also be affected by governmental regulation of rates charged to customers, service interruption due to environmental, operational or other mishaps and the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards. The GAIN Fund has greater exposure to the potential adverse economic, regulatory, political and other changes affecting infrastructure companies because of its investments in such entities.”

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Please contact Tanya L. Goins at (404) 529-8308 with any questions or comments regarding this filing.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins

t) 404.736.3641
(f) 404.529.4665
tanya.goins@maliklawgroup.com